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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D

                 Under the Securities Exchange Act of 1934




                       Vanguard Cellular Systems, Inc.
                              (Name of Issuer)

                 Class A Common Stock, Par Value $.01 per Share

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                    (Title of Class of Securities)

                               922022 10 8
                              (CUSIP Number)


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(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              September 30, 1998
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          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 922022 10 8                                    Page 2 of 6 Pages

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1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Stuart S. Richardson
     ###-##-####
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  / /
                                                            (b)  / /
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

     OO
- ---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
- ---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
- ---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                     273,286
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                    3,082,983
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                      273,286
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                                3,077,330
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,356,269
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.1%
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14   TYPE OF REPORTING PERSON*
     IN
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*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 922022 10 8                                   Page 3 of 6 Pages

ITEM 1.           SECURITY AND ISSUER.

This statement relates to shares of Class A Common Stock, par value $.01 per share, (the "Common Stock") of Vanguard Cellular Systems, Inc. ("Vanguard"). The principal executive office of Vanguard is located at 2002 Pisgah Church Road, Greensboro, North Carolina, 27455.

ITEM 2.           IDENTITY AND BACKGROUND.

         (a)      Stuart S. Richardson.

         (b) Lexington Global Asset Managers, Park 80, West, Plaza II, Saddle Brook, New Jersey, 07662.

         (c)      Chairman of Lexington Global Asset Managers.

         (d) During the last five years, Mr. Richardson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Mr. Richardson has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws nor has he been found to have violated any such laws.

         (f)     Mr. Richardson is a citizen of the United States of America.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On September 30, 1998, the Managing General Partner of Piedmont Harbor-Piedmont Associates Limited Partnership, a Delaware limited partnership (the "Partnership"), appointed Mr. Richardson, a General Partner of the Partnership, as his agent for dealing with shares of Common Stock of Vanguard owned by the Partnership (the "Shares"). The authority vested in Mr. Richardson includes the authority to vote and dispose of the Shares. Mr. Richardson did not provide any consideration for these rights and is acting as an agent for the Partnership in respect of the Shares. A copy of the action appointing Mr. Richardson as agent for the Partnership is attached hereto as an exhibit pursuant to Item 7 hereof.

ITEM 4.           PURPOSE OF TRANSACTION.

Mr. Richardson entered into a Voting Agreement (the "Voting Agreement") dated October 2, 1998 with AT&T Corp., a New York corporation, ("AT&T"), pursuant to which he has agreed to vote all shares of Common Stock of Vanguard beneficially
owned  by him in  favor of a merger  with a  subsidiary  of AT&T.   The
1,308,917 Shares held by the Partnership, along with all other shares of Common Stock of Vanguard beneficially owned by Mr. Richardson, were made subject to the Voting Agreement to induce AT&T to enter into the Agreement and Plan of Merger dated as of October 2, 1998 among AT&T, Winston, Inc., a Delaware corporation, and Vanguard. Copies of the Voting Agreements covering shares of Common Stock of Vanguard beneficially owned by Mr. Richardson are attached as exhibits pursuant to Item 7 hereof.

SCHEDULE 13D

CUSIP No. 922022 10 8                                   Page 4 of 6 Pages


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

          (a) Mr. Richardson is beneficial owner of an aggregate of 3,356,269 shares of Common Stock of Vanguard. This constitutes 9.1% of the Common Stock of Vanguard. Of these 3,356,269 shares of Common Stock of Vanguard, 205,750 are shares Mr. Richardson has the right to acquire within 60 days pursuant to the exercise of options and 17,900 are shares owned by Mr. Richardson's spouse, of which he disclaims beneficial ownership.

          (b) Mr. Richardson has sole voting and dispositive power over 273,286 shares of Common Stock of Vanguard. Mr. Richardson has shared voting power over 3,082,983 shares of Common Stock of Vanguard and shared dispositive power over 3,077,330 shares of Common Stock of Vanguard.

         Mr. Richardson shares voting and dispositive power over the 1,308,917 Shares with Lunsford Richardson, Jr., Managing General Partner of the Partnership. In addition to the 1,308,917 Shares, Mr. Richardson also shares voting and dispositive control over 1,756,166 shares of Common Stock of Vanguard owned by various trusts and a foundation (the "Foundation") of which he is a trustee as detailed below. Mr. Richardson disclaims beneficial ownership and denies that he has any right to control the voting or disposition of the 17,900 shares of Common Stock of Vanguard, which are owned by his spouse.


 Number of Shares    Name of Trust or Foundation     Voting and Investment
                                                     Authority Shared with

     322,882    H. Smith Richardson Family          Peter L. Richardson
                Trust                               E. William Stetson, III
                                                    W. Winburne King, III
     355,542    Grace Jones Richardson              Peter L. Richardson
                Testamentary Trust
      33,300    Trust for H. Smith Richardson,      Peter L. Richardson
                Jr. (Grantor Retained Income        H. Smith Richardson, III
                Trust Account)
      24,150    Trust for Adele G. Richardson       Peter L. Richardson
                (Grantor Retained Income            H. Smith Richardson, III
                Trust)
   1,020,292    Smith Richardson Foundation,        Robert M. DeMichele
                Inc.                                W. Winburne King, III
                                                    Arvid R. Nelson
                                                    Adele Richardson Ray
                                                    H. Smith Richardson, Jr.
                                                    Peter L. Richardson

         None of the persons with whom Mr. Richardson shares voting and dispositive control of any shares of Common Stock of Vanguard have been convicted in a criminal proceeding

SCHEDULE 13D

CUSIP No. 922022 10 8                                   Page 5 of 6 Pages


  (excluding traffic violations or similar misdemeanors) and none of them have been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws nor have any of them been found to have violated any such laws.

         The additional information required by Item 2 hereof for each of the persons with whom Mr. Richardson shares voting and dispositive authority for any shares of Common Stock of Vanguard is provided below. Each of them is a citizen of the United States of America.


Name:                      Address:                 Occupation:

Robert M. DeMichele       Lexington Management      Chairman and CEO of the
                          Corp.                     Foundation
                          Park 80 West - Plaza 2
                          Saddlebrook, NJ
                          07663-5800

W. Winburne King, III     Adams Kleemeier           Attorney
                          701 Green Valley Road
                          Suite 100
                          Greensboro, NC 27408

Arvid R. Nelson           Smith Richardson          Secretary of the Foundation;
                          Foundation, Inc.          Professor
                          60 Jesup Road
                          Westport, CT 06880

Adele Richardson Ray      171 Fearrington Post      Consultant
                          Pittsboro, NC 27312

H. Smith Richardson, Jr.  6246 Head Road            Chairman of the Foundation
                          Wilmington, NC 28409

Lunsford Richardson, Jr.  Six Butler Street         Consultant
                          Norwalk, CT  06851

Peter L. Richardson       60 Jesup Road             President of the Foundation
                          Westport, CT 06880

E. William Stetson, III   139 Elm Street            Consultant
                          Norwich, VT 05055

         (c) Mr. Richardson has not effected any transactions in shares of Common Stock of Vanguard during the past 60 days other than the transactions described in Items 3 and 4 hereof.

         (d) Upon payment of any dividends or receipt of any proceeds from the sale of the Shares, all amounts received will be distributed to the Partnership. Upon payment of any dividends or receipt of any proceeds from the sale of the shares of Common Stock of Vanguard owned by the trusts and the Foundation identified above in subsection (b), all amounts received in respect of the shares of Common Stock of Vanguard owned by each entity will be distributed to that entity.

SCHEDULE 13D

CUSIP No. 922022 10 8                                   Page 6 of 6 Pages

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Under the terms of the Appointment of Agent by Managing General Partner of the Partnership (the "Appointment"), Stuart S. Richardson is granted authority to deal with any and all Shares owned by the Partnership. This includes the right to vote the Shares, sell the Shares at whatever price he deems appropriate, and enter into agreements and options with respect to the foregoing. By the terms of the Appointment, this authority includes the authority to vote and sell the Shares in connection with any merger, sale of assets or similar transaction undertaken by Vanguard.

         The Voting Agreement provides that all shares of Common Stock of Vanguard made subject to its terms will be voted in favor of the merger of a subsidiary of AT&T and Vanguard and in opposition to any other acquisition proposal. Each of the Partnership and the Foundation entered into a separate but substantially identical voting agreement with AT&T. Pursuant to the terms of the voting agreements, the beneficial owners have also granted AT&T an irrevocable option to (i) purchase the shares of Common Stock of Vanguard that are subject to the voting agreements or (ii) elect a cash payment option, which would obligate the beneficial owners to sell the shares of Common Stock of Vanguard subject to the voting agreements, as described more fully in Section 6 of the voting agreements. The voting agreements also provide that any shares of Common Stock of Vanguard acquired by persons who have entered into voting agreements, whether by dividend, purchase or through the exercise of any stock options, will become subject to the voting agreements.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

1. Piedmont Harbor-Piedmont Associates Limited Partnership Appointment of Agent by Managing General Partner.

2. Voting Agreement dated October 2, 1998 between the Partnership and AT&T Corp.

3. Voting Agreement dated October 2, 1998 between the Foundation and AT&T Corp.

4. Voting Agreement dated October 2, 1998 between Stuart S. Richardson and AT&T Corp.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATED:            October 13, 1998


/s/ Stuart S. Richardson
Stuart S. Richardson

Exhibit 1.

             PIEDMONT HARBOR-PIEDMONT ASSOCIATES LIMITED PARTNERSHIP

                APPOINTMENT OF AGENT BY MANAGING GENERAL PARTNER




         WHEREAS, the undersigned, Lunsford Richardson, Jr.is the duly appointed Managing Partner (the "Managing Partner") of Piedmont Harbor-Piedmont Associates Limited Partnership (the "Partnership"); and

         WHEREAS, under the terms of the Agreement of Limited Partnership relating to the Partnership, the undersigned is authorized to employ agents to perform any of his powers and authority under the Agreement of Limited Partnership; and

         WHEREAS, the Managing Partner desires to appoint such an agency;

         NOW, THEREFORE, the Managing Partner hereby appoints Stuart Smith Richardson, a General Partner of the Partnership, as his agent for the purpose of dealing with any and all shares of capital stock of Vanguard Cellular Systems, Inc. (the "Shares") owned by the Partnership, including without limitation voting the Shares, selling the Shares for whatever price he deems appropriate, and entering into agreements and options with respect to the foregoing. This authority is unlimited and includes the authority to vote or to sell the Shares in connection with any merger, sale of assets, or similar transaction undertaken by Vanguard Cellular Systems, Inc.

         IN WITNESS WHEREOF, the undersigned has executed this document pursuant to Section 2 of Article 4 of the Agreement of Limited Partnership, this 30th day of September, 1998.

                      /s/ Lunsford Richardson, Jr., Managing General Partner Lunsford Richardson, Jr., Managing General Partner

Exhibit 2
                                                            EXECUTION COPY
                                                            ANNEX B

                                VOTING AGREEMENT

                  VOTING AGREEMENT (the "Agreement"), dated as of October 2, 1998, between the undersigned stockholder ("Stockholder") of Vanguard Cellular Systems, Inc., a North Carolina corporation (the "Company"), and AT&T Corp., a New York corporation ("Parent").

                  WHEREAS, concurrently with the execution and delivery of this Agreement, the Company and Parent have entered into an Agreement and Plan of Merger dated as of October 2, 1998 (the "Merger Agreement"), providing for the merger of the Company with and into a wholly-owned subsidiary of Parent (the "Merger") pursuant to the terms and conditions thereof; and

                  WHEREAS, as an inducement and a condition to Parent entering into the Merger Agreement, pursuant to which Stockholder will receive the consideration provided for in the Merger Agreement in exchange for each share of Class A Common Stock, par value $0.01 per share, of the Company (the "Common Stock") owned by him, Stockholder has agreed to enter into this Agreement;

                  NOW,  THEREFORE,   for  good  and  valuable
                  consideration, the receipt, sufficiency and adequacy of which is hereby acknowledged, the parties hereto agree as follows:

                1.Representations of Stockholder.  Stockholder  represents that such Stockholder:

                         (a) is the  beneficial  owner  of  that  number  of
                                    shares of Common Stock set forth opposite such Stockholder's name on Exhibit A (such Stockholder's "Shares");

                         (b) except  as may be denoted  in  Exhibit  A, does not
                                    beneficially own (as such term is defined in
                                    the  Securities  Exchange  Act of  1934,  as
                                    amended  (the "1934  Act")) or own of record
                                    any shares of Common  Stock  other than such
                                    Stockholder's   Shares,  but  excluding  any
                                    shares   of   Common    Stock   which   such
                                    Stockholder has the right to obtain upon the
                                    exercise of stock options outstanding on the
                                    date hereof; and
                         (c) has   the right,  power and  authority  to execute
                                    and deliver  this  Agreement  and to perform
                                    such  Stockholder's  obligations  under this
                                    Agreement,  and this Agreement has been duly
                                    executed and  delivered by such  Stockholder
                                    and  constitutes a valid and legally binding
                                    agreement of such  Stockholder,  enforceable
                                    in  accordance  with  its  terms;  and  such
                                    execution,  delivery and performance by such
                                    Stockholder  of this  Agreement will not (i)
                                    conflict with, require a consent,  waiver or
                                    approval  under, or result in a breach of or
                                    default  under,  any  of  the  terms  of any
                                    contract,  commitment  or  other  obligation
                                    (written or oral) to which such  Stockholder
                                    is a party or by which such  Stockholder  is
                                    bound;   (ii)   violate  any  order,   writ,
                                    injunction,  decree or statute,  or any rule
                                    or regulation,  applicable to Stockholder or
                                    any  of  the   properties   or   assets   of
                                    Stockholder; or (iii) result in the creation
                                    of,  or  impose  any   obligation   on  such
                                    Stockholder to create,
                                    any Lien (as defined
                                    in the Merger Agreement), charge or other encumbrance of any nature whatsoever upon the Shares, other than in favor of Parent.

          The representations and warranties contained herein shall be made as of the date hereof and as of each date from the date hereof through and including the date that the Merger is consummated or this Agreement is terminated in accordance with its terms.

                2. Agreement to Vote  Shares.  Stockholder  shall be present (in person or by proxy) at and vote his Shares and any New Shares (as defined in Section 4 hereof), and shall cause any holder of record of his Shares or New Shares to be present and vote, (a) in favor of adoption and approval of the Merger Agreement and the Merger (and each other action and transaction contemplated by the Merger Agreement or by this Agreement) and (b) against any Acquisition Proposal (as defined in the Merger Agreement) other than the Merger (or any other Acquisition Proposal of Parent) and against any proposed action or transaction that would prevent or intentionally delay consummation of the Merger (or other Acquisition Proposal of Parent) or is otherwise inconsistent therewith at every meeting of the stockholders of the Company at which any such matters are considered and at every adjournment thereof (and, if applicable, in connection with any request or solicitation of written consents of stockholders). Any such vote shall be cast, or consent shall be given, in accordance with such procedures relating thereto as shall ensure that it is duly counted for purposes of determining that a quorum is present and for purposes of recording the results of such vote or consent. Stockholder shall deliver to Parent upon request a proxy substantially in the form attached hereto as Exhibit B, which proxy shall be coupled with an interest and irrevocable to the extent permitted under North Carolina law, with the total number of such Stockholder's Shares and any New Shares correctly indicated thereon. Stockholder hereby revokes any and all previous proxies granted with respect to his Shares. Stockholder shall also use his reasonable best efforts to take, or cause to be taken, all action, and do, or cause to be done, all things necessary or advisable in order to consummate and make effective the transactions contemplated by this Agreement.

                3. No Voting Trusts. After the date hereof, Stockholder agrees that he will not, nor will he permit any entity under his control to, deposit any Shares in a voting trust or subject any Shares to any Lien (except, if any Shares were as of September 25, 1998 in margin accounts, to the extent of the collateral required by the related loan as noted on Exhibit A hereto) or agreement, arrangement or understanding with respect to the voting of such Shares other than agreements entered into with Parent.

               4. Additional  Purchases.  Stockholder  agrees that in the event
                           (a) of any stock dividend, stock split, recapitalization, reclassification, combination or exchange of shares of stock of the Company on, of or affecting the Shares of such Stockholder, (b) such Stockholder purchases or otherwise acquires beneficial ownership of any shares of Common Stock after the execution of this Agreement (including by exercise of options), or (c) such Stockholder acquires the right to vote or share in the voting of any shares of Common Stock other than the Shares (collectively, "New Shares"), such Stockholder shall deliver promptly to Parent upon request an irrevocable proxy substantially in the form attached hereto as Exhibit B with respect to such New Shares. Stockholder also agrees that any New Shares acquired or purchased by him shall be subject to the terms of this Agreement and shall constitute Shares to the same extent as if they were owned by such Stockholder on the date hereof.

                5. Option Shares.
                 (a) Subject to  the  terms  and conditions  set  forth  herein,
                           Stockholder hereby grants to Parent an irrevocable option (the "Option") to purchase, in whole or in part, such Stockholder's Shares and such Stockholder's New Shares at a purchase price equal to the Per Share Cash Amount (as defined in the Merger Agreement) per share; provided, however, that if the Per Share Cash Amount under the Merger Agreement or any amendment thereto is ever increased or if Parent shall otherwise offer to the Stockholders of the Company an increased consideration for all of their shares (the "Greater Consideration"), then the purchase price per share under the Option shall be increased to equal such new Per Share Cash Amount or Greater Consideration; and provided further that if Parent has exercised the Option within 12 months prior to such increase in the Per Share Cash Amount or Greater Consideration, then Parent shall pay to each Stockholder an amount equal to the product of the number of shares previously purchased from such Stockholder pursuant to the Option and the amount of increase between the old Per Share Cash Amount and the new Per Share Cash Amount or Greater Consideration, as applicable.

                 (b) Parent may exercise the Option, in whole or in part, at any time and from time to time, after the first to occur of (i) any event as a result of which Parent shall be entitled to receive a termination fee pursuant to
                           Section 7.2(e) of the Merger Agreement in the amount of $52.5 million pursuant to part (1) or part (2) of such Section or in the amount of $22.5 million pursuant to part (3) of such Section or (ii) the breach by any Stockholder of Section 2 of this Agreement (the first of such events to occur, a "Purchase Event"); provided, however, that except as provided in the last sentence of this Section 5(b), the Option shall terminate and be of no further force and effect upon the earliest to occur of (A) the Effective Time (as defined in the Merger Agreement),
                           (B) 12 months and one day after the occurrence of a termination of the Merger Agreement in accordance with Section 7.1 (d), (e), (f) or (g), (C) a termination of the Merger Agreement in accordance with Section 7.1(a), (b), (c) or (h) of the Merger Agreement and (D) 18 months after the Outside Date as defined in Section 7.1(e) of the Merger Agreement. Notwithstanding the termination of the Option, Parent shall be entitled to exercise the Option or receive the Cash Payment Amount if it has given written notice of its intent to exercise the Option or receive the Cash Payment Amount in accordance with the terms hereof prior to the termination of the Option and the termination of the Option shall not affect any rights hereunder which by their terms do not terminate or expire prior to or as of such termination.

                (c) In   the event that Parent  wishes to exercise the Option,
                           it shall send to such Stockholder a written notice (the date of which being herein referred to as the "Notice Date") to that effect which notice also specifies the total number of shares Parent will purchase pursuant to such exercise, and a date not earlier than three business days nor later than 15 business days from the Notice Date for the closing of such purchase (the "Option Closing Date"); provided, however, that (i) if the closing of the purchase and sale pursuant to the Option (the "Option Closing") cannot be consummated by reason of any applicable
                           judgment,    decree,   order,   law   or
                           regulation
                           (including, without limitation, the rules and regulations of the FCC), the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which such restriction on consummation has expired or been terminated and
                           (ii) without limiting the foregoing, if prior notification to or approval of any Governmental Entity (as defined in the Merger Agreement) is required in connection with such purchase or any other transaction contemplated hereby, Parent and such Stockholder shall promptly file the required notice or application for approval and shall cooperate in the expeditious filing of such notice or application, and, in the case of any prior notification or approval required in connection with such purchase, the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which, as the case may be, (A) any required notification period has expired or been terminated or (B) any required approval has been obtained, and in either event, any requisite waiting period has expired or been terminated. The place of the Option Closing shall be at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York, and the time of the Option Closing shall be 10:00 a.m. (Eastern Time) on the Option Closing Date.

                  (d) At  the Option  Closing,  Parent (or its designee)  shall pay to each Stockholder an amount equal to the product of (x) the Per Share Cash Amount or Greater Consideration, as applicable, and (y) the number of shares being purchased from such Stockholder pursuant to the exercise of the Option. Such payment shall be in immediately available funds by wire transfer to a bank account designated in writing by such Stockholder.

                 (e) At   the Option Closing,  simultaneously with the delivery
                           of the amount specified in Section 5(d), each Stockholder shall deliver to Parent (or its designee) a certificate or certificates representing its shares to be purchased at the Option Closing, which shares shall be free and clear of all Liens, claims, charges and encumbrances of any kind whatsoever, except for such encumbrances or proxies in favor of Parent arising hereunder, and a new Option evidencing the rights of the Parent (or its designee) to purchase the balance of such Stockholder's shares purchasable hereunder.

                  6. Cash Election.

                    (a) In lieu of exercising the Option, by notice,  Parent may require such Stockholder to make a cash payment to Parent in the amount (the "Cash Payment Amount") equal to the amount by which (A) the Market Price (as defined below) exceeds (B) the Per Share Cash Amount, multiplied by the sum of (i) the number of such Stockholder's Shares and (ii) the number of such Stockholder's New Shares. Upon receipt of such notice, the Stockholder shall be permitted to sell a sufficient number of Shares to pay the Cash Payment Amount, if Stockholder shall, within five business days of such notice, sell such Shares, provided that Stockholder shall use reasonable best efforts to achieve good execution and shall consult with Parent with respect to the manner of disposition. The term "Market Price" shall mean the closing price (as measured by the last completed trade) for shares of Common Stock on the date of Parent's election, or if Stockholder elects to sell Shares to pay the Cash Payment Amount and has complied with the proviso to the immediately preceding sentence, the average price per Share actually realized in such sale.

                (b) Parent may exercise its right to require such Stockholder to pay the Cash Payment Amount pursuant to this Section by surrendering for such purpose to such Stockholder, at the Company's principal office, a copy of this Agreement, accompanied by a written notice or notices stating that Parent elects to require such Stockholder to pay the Cash Payment Amount in accordance with the provisions of this Section. Within five (or, in the case of a sale of Shares under (a) above to fund the Cash Payment Amount, eight) business days after the surrender of the Option and the receipt of such notice or notices relating thereto, such Stockholder shall deliver or cause to be delivered to Parent the Cash Payment Amount by wire to the account designated by Parent in immediately available funds.

                 (c) If   Stockholder at any time after delivery of a notice of
                           election by Parent to take the Cash Payment Amount pursuant to this Section is prohibited under applicable law or regulation from selling Shares in order to deliver to Parent the Cash Payment Amount in full, and Stockholder is required to sell Shares to fund the Cash Payment Amount, then (i) such
                           Stockholder hereby undertakes to use such Stockholder's reasonable best efforts, to the extent within the control of such Stockholder, to obtain all required regulatory and legal approvals and to file any required notices, in each case as promptly as practicable in order to accomplish such sales and
                           (ii) if Stockholder is unable to effect sales within four days after the receipt of notice, such
                           Stockholder shall be permitted to pay the Cash Payment Amount to Parent in Shares valued at the Market Price.

                 7. No Encumbrances.

                   (a) Except as expressly  contemplated   by  this   Agreement,
                           Stockholder's Shares and the certificates representing such Shares are now, and at all times during the term hereof will be, held by such Stockholder, or by a nominee or custodian for the benefit of such Stockholder, free and clear of all liens, claims, security interests, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever (other than to the extent set forth on Schedule 1 to this Agreement), except for any such encumbrances or proxies arising hereunder.

                 (b) Notwithstanding the foregoing:

               (i) Stockholder shall be permitted to sell (or pledge to the Company in support of a loan) such portion of New Shares (but may not sell any New Shares to the Company or its Subsidiaries) solely to pay the exercise price of any employee stock options and tax liabilities in respect of an exercise of employee stock options; provided that Parent shall have a right of first refusal to purchase such New Shares at the lower of $23 per share or the Market Price; and provided further that, if any such New Shares are sold or pledged for an amount in excess of $23 per share and the Option becomes exercisable, such Stockholder shall remit such excess over $23 per share directly to Parent if Parent ever exercises the Option; and provided further that any such New Shares shall be sold (or pledged) subject to the irrevocable proxy referred to in paragraph 2.

               (ii) Any  Stockholder  which has received a notice of election by
                    Parent (or its designee) to receive the Cash Payment Amount shall be permitted, between receipt of such notice and the time on which the Cash Payment Amount is due to be paid, to sell such number of Shares as may be necessary to satisfy such obligation, as described in Section 6(a) above.

               (iii)In  the  event  that  the  Merger  Agreement  is  terminated pursuant to Section 7.1(d) or 7.1(g) (based upon a breach not due to the willful breach of any representation or warranty or the willful breach of any covenant by the Company), any Stockholder shall be permitted to sell up to 20% of such Stockholder's Shares held as of the date hereof if reasonably necessary to provide liquidity to such Stockholder if at such time no Acquisition Proposal shall be pending or could reasonably expected to become pending prior to expiration of the Option and there shall have been no willful breach of the Merger Agreement or the Stock Option Agreement by the Company or this Agreement by such Stockholder; provided that Parent shall have a right of first refusal to purchase such Shares at the lower of $23 per share or the Market Price on the date that such Stockholder notifies Parent of his intention to sell; and provided further that, if any such Shares are sold or pledged for an amount in excess of $23 per share and the Option becomes exercisable, such Stockholder shall remit such excess over $23 per share directly to Parent if Parent ever exercises the Option; and provided further that any such New Shares shall be sold (or pledged) subject to the irrevocable proxy referred to in paragraph 2.

                 (c) Any  transfer  by  Stockholder  of its  Shares  to  Parent pursuant to the Option shall pass to and unconditionally vest in Parent good and valid title to such Stockholder's Shares and New Shares, free and clear of all claims, liens, restrictions, security interests, pledges, limitations and encumbrances whatsoever.

                 8. Acquisition   Proposals.  Stockholder   agrees   that   such
                           Stockholder (i) shall not, directly or indirectly, initiate, solicit, encourage or otherwise facilitate any inquiries or the making of any Acquisition Proposal and (ii) has terminated any discussions or negotiations with, and the provision of information or data to, any Person (other than Parent) respecting an Acquisition Proposal. Such Stockholder further agrees that he shall not, directly or indirectly, provide any confidential information or data to any Person (as defined in the Merger Agreement) relating to or in contemplation of an Acquisition Proposal or engage in any negotiations or discussions relating to or in contemplation of an Acquisition Proposal. Such Stockholder will notify Parent immediately if any inquiries, proposals or offers respecting an Acquisition Proposal are received by, any such information or data is requested from, or any such discussions or negotiations are sought to be initiated or continued with, such Stockholder indicating, in connection with such notice, the name of such Person and the material terms and conditions of any proposals or offers, and shall keep Parent apprised with respect to the status and terms thereof.

                 9. Appraisal Rights. Stockholder  agrees  not to  exercise  any rights (including, without limitation, under Article 13 of the North Carolina Business Corporation Act) to demand appraisal of any Common Stock which may arise with respect to the Merger.

                10. Affiliates Letter.  Stockholder shall execute and deliver on a timely basis an Affiliate Letter (as defined in the Merger Agreement).

               11. Relianceby Parent.  Stockholder  understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon Stockholder's execution and delivery of this Agreement.

               12. Action  in Stockholder  Capacity Only.  Stockholder  makes no agreement or understanding hereunder as a director or officer of the Company. Stockholder signs this Agreement solely in his capacity as a beneficial owner of the Shares, and nothing herein shall limit or effect any actions taken in Stockholder's capacity as an officer or director of the Company.

              13. Specific Performance.    Each    party    hereto    severally
                           acknowledges that it will be impossible to measure in money the damage to the other parties if the party hereto fails to comply with any of the obligations imposed by this Agreement, that every such obligation is material and that, in the event of any such failure, the other parties will not have an adequate remedy at law or damages. Accordingly, each party hereto severally agrees that injunctive relief or other equitable remedy, in addition to remedies at law or damages, is the appropriate remedy for any such failure and will not oppose the granting of such relief on the basis that any other party has an adequate remedy at law. Each party hereto severally agrees that it will not seek, and agrees to waive any requirement for, the securing or posting of a bond in connection with any other party's seeking or obtaining such equitable relief.

                14. Heirs, Successors  and  Assigns.  This  Agreement  shall  be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and assigns and shall not be assignable without the written consent of all other parties hereto other than any assignment in whole or in part by Parent.

                15. Entire  Agreement.   This  Agreement supersedes  all  prior
                           agreements, written or oral, among the parties hereto with respect to the subject matter hereof and contains the entire agreement among the parties with respect to the subject matter hereof. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed by all the parties hereto. No waiver of any provisions hereof by any party shall be deemed a waiver of any other provisions hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

                16. Miscellaneous.
                        (a)Expenses. Each of the parties  hereto shall bear and
                                    pay all costs and expenses incurred by it or
                                    on  its  behalf  in   connection   with  the
                                    negotiation of this Agreement, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.
                        (b)Amendment.  This Agreement may not be amended,
                                    except by an instrument in writing signed on behalf of each of the parties.

                        (c)This    Agreement  shall be deemed a  contract  made
                                    under,   and  for  all  purposes   shall  be
                                    construed in accordance with, the internal laws of the State of New York without regard to principles of conflicts of law, except for those provisions relating to the voting and the proxy which shall be governed by North Carolina law.

                         (d)Severability. If any provision of this  Agreement or
                                    the  application  of such  provision  to any
                                    person  or   circumstances   shall  be  held
                                    invalid    by   a   court    of    competent
                                    jurisdiction, the remainder of the provision held invalid and the application of such provision to persons or circumstances, other than the party as to which it is held invalid, shall not be affected.

                          (e)Counterparts. This Agreement may be executed in one
                                    or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

                          (f)Termination.  This Agreement shall terminate upon
                                    termination of the Option.

                          (g) Headings. All Section   headings  herein  are  for
                                    convenience of reference only and are not part of this Agreement and no construction or reference shall be derived therefrom.

                         (h) Notices.All notices, requests, claims, demands, and
                                    other communications under this Agreement must be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed), or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

                              (i)      if to Parent, to

                           AT&T Corp.
                           295 North Maple Avenue
                           Basking Ridge, NJ  07920
                           Telecopy No.:  (908) 221-6618
                           Attention:  Marilyn Wasser
                        with copies to:

                           Wachtell, Lipton, Rosen & Katz
                           51 West 52nd Street
                           New York, New York  10019
                           Telecopy No.:  (212) 403-2000
                           Attention:  David M. Silk; and
                           (ii) if to the Stockholder, to such Stockholder c/o

                           Vanguard Cellular Systems, Inc.
                           2002 Pisgah Church Road
                           Greensboro, NC  27455
                           Telecopy No.:  (336) 545-2219
                           Attention:  Richard Rowlenson

                           with a copy to:

                           Latham & Watkins
                           53rd at Third Avenue, Suite 1000
                           885 Third Avenue
                           New York, NY 10022-4802
                           Telecopy No.:  (212) 751-4864
                           Attention:  Raymond Y. Lin.

                        (i)Further Assurances.  In the event of any exercise of
                                    the  Option  or  election  to take  the Cash
                                    Payment Amount, each of the Company,  Parent
                                    and  Stockholder  shall  execute and deliver
                                    all other documents and instruments and take
                                    all  other  action  that  may be  reasonably
                                    necessary   in  order  to   consummate   the
                                    transactions contemplated by such exercise.

                        (j) Stockholder shall cause  certificates for the Shares
                                    and New Shares to have typed or printed thereon a restrictive legend which shall read substantially as follows (if and to the extent true and necessary in light of legal and factual circumstances existing at such time):

                  "THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO CERTAIN PROVISIONS AS SET FORTH IN THE VOTING AGREEMENT, DATED AS OF OCTOBER 2, 1998, A COPY OF WHICH MAY BE OBTAINED FROM THE SECRETARY OF VANGUARD CELLULAR SYSTEMS, INC. AT ITS PRINCIPAL EXECUTIVE OFFICES, WHICH CONTAINS RESTRICTIONS ON THE VOTING AND TRANSFER THEREOF. "

IN  WITNESS    WHEREOF, the   parties     hereto  have executed and delivered
 this Agreement  as of  the  date  first written  above.

                                        AT&T CORP.

                                      By: /s/ Michael Berg
                                      Name: Michael Berg
                                      Title: Assistant Secretary

Confirmed and accepted as of the date first written above.

                                    PIEDMONT ASSOCIATES LIMITED

                                    By: /s/ Stuart R. Richardson
                                    Name: Stuart R. Richardson

             PIEDMONT HARBOR-PIEDMONT ASSOCIATES LIMITED PARTNERSHIP

                APPOINTMENT OF AGENT BY MANAGING GENERAL PARTNER




         WHEREAS, the undersigned, Lunsford Richardson, Jr.is the duly appointed Managing Partner (the "Managing Partner") of Piedmont Harbor-Piedmont Associates Limited Partnership (the "Partnership"); and

         WHEREAS, under the terms of the Agreement of Limited Partnership relating to the Partnership, the undersigned is authorized to employ agents to perform any of his powers and authority under the Agreement of Limited Partnership; and

         WHEREAS, the Managing Partner desires to appoint such an agency;

         NOW, THEREFORE, the Managing Partner hereby appoints Stuart Smith Richardson, a General Partner of the Partnership, as his agent for the purpose of dealing with any and all shares of capital stock of Vanguard Cellular Systems, Inc. (the "Shares") owned by the Partnership, including without limitation voting the Shares, selling the Shares for whatever price he deems appropriate, and entering into agreements and options with respect to the foregoing. This authority is unlimited and includes the authority to vote or to sell the Shares in connection with any merger, sale of assets, or similar transaction undertaken by Vanguard Cellular Systems, Inc.

         IN WITNESS WHEREOF, the undersigned has executed this document pursuant to Section 2 of Article 4 of the Agreement of Limited Partnership, this 30th day of September, 1998.

                      /s/ Lunsford Richardson, Jr., Managing General Partner Lunsford Richardson, Jr., Managing General Partner

                                                       EXHIBIT A

                            STOCKHOLDER

  Name               Number of Shares of Common Stock    Type of Ownership

Piedmont Associates Limited         1,308,917        Beneficial

                                                                     EXHIBIT B

                                  FORM OF PROXY
                  The undersigned stockholder, for consideration received, hereby appoints [PARENT DESIGNEES] and each of them as my proxies, with full power of substitution in each of them, to cast on behalf of the undersigned all votes entitled to be cast by the holder of the shares of Class A Common Stock, par value $0.01 per share, of Vanguard Cellular Systems, Inc., a North Carolina corporation (the "Company"), owned by the undersigned  at the  Special  Meeting of  Stockholders  of the
                  Company  to  be  held  [DATE,  TIME  AND  PLACE]  and  at  any adjournment thereof (i) "FOR" approval and adoption of the Agreement and Plan of Merger, dated as of October 2, 1998, between the Company and AT&T Corp., a New York corporation ("Parent"), providing for the merger (the "Merger") of the Company with and into a wholly-owned subsidiary of Parent, and the Merger and (ii) "AGAINST" against any proposal or offer with respect to a merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving, or any purchase of any substantial portion of the assets of, or any equity securities of, or any transaction that would involve the transfer or potential transfer of control of, the Company other than the Merger and any proposed action or transaction that would prevent or intentionally delay consummation of the Merger or is otherwise inconsistent therewith. This proxy is coupled with an interest and is irrevocable until such time as the Voting Agreement, dated as of October 2, 1998, between a certain stockholder of the Company, the undersigned, and Parent terminates in accordance with its terms.

                        Dated _____________________, 1998

                                            --------------------------------
                                            (Signature of Stockholder)

Exhibit 3                                                  EXECUTION COPY
                                                            ANNEX B

                                VOTING AGREEMENT

                  VOTING AGREEMENT (the "Agreement"), dated as of October 2, 1998, between the undersigned stockholder ("Stockholder") of Vanguard Cellular Systems, Inc., a North Carolina corporation (the "Company"), and AT&T Corp., a New York corporation ("Parent").

                  WHEREAS, concurrently with the execution and delivery of this Agreement, the Company and Parent have entered into an Agreement and Plan of Merger dated as of October 2, 1998 (the "Merger Agreement"), providing for the merger of the Company with and into a wholly-owned subsidiary of Parent (the "Merger") pursuant to the terms and conditions thereof; and

                  WHEREAS, as an inducement and a condition to Parent entering into the Merger Agreement, pursuant to which Stockholder will receive the consideration provided for in the Merger Agreement in exchange for each share of Class A Common Stock, par value $0.01 per share, of the Company (the "Common Stock") owned by him, Stockholder has agreed to enter into this Agreement;

                  NOW,  THEREFORE,   for  good  and  valuable
                  consideration, the receipt, sufficiency and adequacy of which is hereby acknowledged, the parties hereto agree as follows:

                1.Representations of Stockholder.  Stockholder  represents that such Stockholder:

                         (a) is the  beneficial  owner  of  that  number  of
                                    shares of Common Stock set forth opposite such Stockholder's name on Exhibit A (such Stockholder's "Shares");

                         (b) except  as may be  denoted  in  Exhibit A, does not
                                    beneficially own (as such term is defined in
                                    the  Securities  Exchange  Act of  1934,  as
                                    amended  (the "1934  Act")) or own of record
                                    any shares of Common  Stock  other than such
                                    Stockholder's   Shares,  but  excluding  any
                                    shares   of   Common    Stock   which   such
                                    Stockholder has the right to obtain upon the
                                    exercise of stock options outstanding on the
                                    date hereof; and
                         (c) has   the right,  power and  authority  to execute
                                    and deliver  this  Agreement  and to perform
                                    such  Stockholder's  obligations  under this
                                    Agreement,  and this Agreement has been duly
                                    executed and  delivered by such  Stockholder
                                    and  constitutes a valid and legally binding
                                    agreement of such  Stockholder,  enforceable
                                    in  accordance  with  its  terms;  and  such
                                    execution,  delivery and performance by such
                                    Stockholder  of this  Agreement will not (i)
                                    conflict with, require a consent,  waiver or
                                    approval  under, or result in a breach of or
                                    default  under,  any  of  the  terms  of any
                                    contract,  commitment  or  other  obligation
                                    (written or oral) to which such  Stockholder
                                    is a party or by which such  Stockholder  is
                                    bound;   (ii)   violate  any  order,   writ,
                                    injunction,  decree or statute,  or any rule
                                    or regulation,  applicable to Stockholder or
                                    any  of  the   properties   or   assets   of
                                    Stockholder; or (iii) result in the creation
                                    of,  or  impose  any   obligation   on  such
                                    Stockholder to create,
                                    any Lien (as defined
                                    in the Merger Agreement), charge or other encumbrance of any nature whatsoever upon the Shares, other than in favor of Parent.

          The representations and warranties contained herein shall be made as of the date hereof and as of each date from the date hereof through and including the date that the Merger is consummated or this Agreement is terminated in accordance with its terms.

                2. Agreement to Vote  Shares.  Stockholder  shall be present (in person or by proxy) at and vote his Shares and any New Shares (as defined in Section 4 hereof), and shall cause any holder of record of his Shares or New Shares to be present and vote, (a) in favor of adoption and approval of the Merger Agreement and the Merger (and each other action and transaction contemplated by the Merger Agreement or by this Agreement) and (b) against any Acquisition Proposal (as defined in the Merger Agreement) other than the Merger (or any other Acquisition Proposal of Parent) and against any proposed action or transaction that would prevent or intentionally delay consummation of the Merger (or other Acquisition Proposal of Parent) or is otherwise inconsistent therewith at every meeting of the stockholders of the Company at which any such matters are considered and at every adjournment thereof (and, if applicable, in connection with any request or solicitation of written consents of stockholders). Any such vote shall be cast, or consent shall be given, in accordance with such procedures relating thereto as shall ensure that it is duly counted for purposes of determining that a quorum is present and for purposes of recording the results of such vote or consent. Stockholder shall deliver to Parent upon request a proxy substantially in the form attached hereto as Exhibit B, which proxy shall be coupled with an interest and irrevocable to the extent permitted under North Carolina law, with the total number of such Stockholder's Shares and any New Shares correctly indicated thereon. Stockholder hereby revokes any and all previous proxies granted with respect to his Shares. Stockholder shall also use his reasonable best efforts to take, or cause to be taken, all action, and do, or cause to be done, all things necessary or advisable in order to consummate and make effective the transactions contemplated by this Agreement.

                3. No Voting Trusts. After the date hereof, Stockholder agrees that he will not, nor will he permit any entity under his control to, deposit any Shares in a voting trust or subject any Shares to any Lien (except, if any Shares were as of September 25, 1998 in margin accounts, to the extent of the collateral required by the related loan as noted on Exhibit A hereto) or agreement, arrangement or understanding with respect to the voting of such Shares other than agreements entered into with Parent.

               4. Additional  Purchases.  Stockholder  agrees that in the event
                           (a) of any stock dividend, stock split, recapitalization, reclassification, combination or exchange of shares of stock of the Company on, of or affecting the Shares of such Stockholder, (b) such Stockholder purchases or otherwise acquires beneficial ownership of any shares of Common Stock after the execution of this Agreement (including by exercise of options), or (c) such Stockholder acquires the right to vote or share in the voting of any shares of Common Stock other than the Shares (collectively, "New Shares"), such Stockholder shall deliver promptly to Parent upon request an irrevocable proxy substantially in the form attached hereto as Exhibit B with respect to such New Shares. Stockholder also agrees that any New Shares acquired or purchased by him shall be subject to the terms of this Agreement and shall constitute Shares to the same extent as if they were owned by such Stockholder on the date hereof.

                5. Option Shares.
                 (a) Subject to  the  terms  and conditions  set  forth  herein,
                           Stockholder hereby grants to Parent an irrevocable option (the "Option") to purchase, in whole or in part, such Stockholder's Shares and such Stockholder's New Shares at a purchase price equal to the Per Share Cash Amount (as defined in the Merger Agreement) per share; provided, however, that if the Per Share Cash Amount under the Merger Agreement or any amendment thereto is ever increased or if Parent shall otherwise offer to the Stockholders of the Company an increased consideration for all of their shares (the "Greater Consideration"), then the purchase price per share under the Option shall be increased to equal such new Per Share Cash Amount or Greater Consideration; and provided further that if Parent has exercised the Option within 12 months prior to such increase in the Per Share Cash Amount or Greater Consideration, then Parent shall pay to each Stockholder an amount equal to the product of the number of shares previously purchased from such Stockholder pursuant to the Option and the amount of increase between the old Per Share Cash Amount and the new Per Share Cash Amount or Greater Consideration, as applicable.

                 (b) Parent may exercise the Option, in whole or in part, at any time and from time to time, after the first to occur of (i) any event as a result of which Parent shall be entitled to receive a termination fee pursuant to
                           Section 7.2(e) of the Merger Agreement in the amount of $52.5 million pursuant to part (1) or part (2) of such Section or in the amount of $22.5 million pursuant to part (3) of such Section or (ii) the breach by any Stockholder of Section 2 of this Agreement (the first of such events to occur, a "Purchase Event"); provided, however, that except as provided in the last sentence of this Section 5(b), the Option shall terminate and be of no further force and effect upon the earliest to occur of (A) the Effective Time (as defined in the Merger Agreement),
                           (B) 12 months and one day after the occurrence of a termination of the Merger Agreement in accordance with Section 7.1 (d), (e), (f) or (g), (C) a termination of the Merger Agreement in accordance with Section 7.1(a), (b), (c) or (h) of the Merger Agreement and (D) 18 months after the Outside Date as defined in Section 7.1(e) of the Merger Agreement. Notwithstanding the termination of the Option, Parent shall be entitled to exercise the Option or receive the Cash Payment Amount if it has given written notice of its intent to exercise the Option or receive the Cash Payment Amount in accordance with the terms hereof prior to the termination of the Option and the termination of the Option shall not affect any rights hereunder which by their terms do not terminate or expire prior to or as of such termination.

                (c) In   the event that Parent  wishes to exercise the Option,
                           it shall send to such Stockholder a written notice (the date of which being herein referred to as the "Notice Date") to that effect which notice also specifies the total number of shares Parent will purchase pursuant to such exercise, and a date not earlier than three business days nor later than 15 business days from the Notice Date for the closing of such purchase (the "Option Closing Date"); provided, however, that (i) if the closing of the purchase and sale pursuant to the Option (the "Option Closing") cannot be consummated by reason of any applicable
                           judgment,    decree,   order,   law   or
                           regulation
                           (including, without limitation, the rules and regulations of the FCC), the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which such restriction on consummation has expired or been terminated and
                           (ii) without limiting the foregoing, if prior notification to or approval of any Governmental Entity (as defined in the Merger Agreement) is required in connection with such purchase or any other transaction contemplated hereby, Parent and such Stockholder shall promptly file the required notice or application for approval and shall cooperate in the expeditious filing of such notice or application, and, in the case of any prior notification or approval required in connection with such purchase, the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which, as the case may be, (A) any required notification period has expired or been terminated or (B) any required approval has been obtained, and in either event, any requisite waiting period has expired or been terminated. The place of the Option Closing shall be at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York, and the time of the Option Closing shall be 10:00 a.m. (Eastern Time) on the Option Closing Date.

                  (d) At  the Option  Closing,  Parent (or its designee)  shall pay to each Stockholder an amount equal to the product of (x) the Per Share Cash Amount or Greater Consideration, as applicable, and (y) the number of shares being purchased from such Stockholder pursuant to the exercise of the Option. Such payment shall be in immediately available funds by wire transfer to a bank account designated in writing by such Stockholder.

                 (e) At   the Option Closing,  simultaneously with the delivery
                           of the amount specified in Section 5(d), each Stockholder shall deliver to Parent (or its designee) a certificate or certificates representing its shares to be purchased at the Option Closing, which shares shall be free and clear of all Liens, claims, charges and encumbrances of any kind whatsoever, except for such encumbrances or proxies in favor of Parent arising hereunder, and a new Option evidencing the rights of the Parent (or its designee) to purchase the balance of such Stockholder's shares purchasable hereunder.

                  6. Cash Election.

                    (a) In lieu of exercising the Option, by notice,  Parent may require such Stockholder to make a cash payment to Parent in the amount (the "Cash Payment Amount") equal to the amount by which (A) the Market Price (as defined below) exceeds (B) the Per Share Cash Amount, multiplied by the sum of (i) the number of such Stockholder's Shares and (ii) the number of such Stockholder's New Shares. Upon receipt of such notice, the Stockholder shall be permitted to sell a sufficient number of Shares to pay the Cash Payment Amount, if Stockholder shall, within five business days of such notice, sell such Shares, provided that Stockholder shall use reasonable best efforts to achieve good execution and shall consult with Parent with respect to the manner of disposition. The term "Market Price" shall mean the closing price (as measured by the last completed trade) for shares of Common Stock on the date of Parent's election, or if Stockholder elects to sell Shares to pay the Cash Payment Amount and has complied with the proviso to the immediately preceding sentence, the average price per Share actually realized in such sale.

                (b) Parent may exercise its right to require such Stockholder to pay the Cash Payment Amount pursuant to this Section by surrendering for such purpose to such Stockholder, at the Company's principal office, a copy of this Agreement, accompanied by a written notice or notices stating that Parent elects to require such Stockholder to pay the Cash Payment Amount in accordance with the provisions of this Section. Within five (or, in the case of a sale of Shares under (a) above to fund the Cash Payment Amount, eight) business days after the surrender of the Option and the receipt of such notice or notices relating thereto, such Stockholder shall deliver or cause to be delivered to Parent the Cash Payment Amount by wire to the account designated by Parent in immediately available funds.

                 (c) If   Stockholder at any time after delivery of a notice of
                           election by Parent to take the Cash Payment Amount pursuant to this Section is prohibited under applicable law or regulation from selling Shares in order to deliver to Parent the Cash Payment Amount in full, and Stockholder is required to sell Shares to fund the Cash Payment Amount, then (i) such
                           Stockholder hereby undertakes to use such Stockholder's reasonable best efforts, to the extent within the control of such Stockholder, to obtain all required regulatory and legal approvals and to file any required notices, in each case as promptly as practicable in order to accomplish such sales and
                           (ii) if Stockholder is unable to effect sales within four days after the receipt of notice, such
                           Stockholder shall be permitted to pay the Cash Payment Amount to Parent in Shares valued at the Market Price.

                 7. No Encumbrances.

                   (a) Except as expressly  contemplated   by  this   Agreement,
                           Stockholder's Shares and the certificates representing such Shares are now, and at all times during the term hereof will be, held by such Stockholder, or by a nominee or custodian for the benefit of such Stockholder, free and clear of all liens, claims, security interests, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever (other than to the extent set forth on Schedule 1 to this Agreement), except for any such encumbrances or proxies arising hereunder.

                 (b) Notwithstanding the foregoing:

               (i) Stockholder shall be permitted to sell (or pledge to the Company in support of a loan) such portion of New Shares (but may not sell any New Shares to the Company or its Subsidiaries) solely to pay the exercise price of any employee stock options and tax liabilities in respect of an exercise of employee stock options; provided that Parent shall have a right of first refusal to purchase such New Shares at the lower of $23 per share or the Market Price; and provided further that, if any such New Shares are sold or pledged for an amount in excess of $23 per share and the Option becomes exercisable, such Stockholder shall remit such excess over $23 per share directly to Parent if Parent ever exercises the Option; and provided further that any such New Shares shall be sold (or pledged) subject to the irrevocable proxy referred to in paragraph 2.

               (ii) Any  Stockholder  which has received a notice of election by
                    Parent (or its designee) to receive the Cash Payment Amount shall be permitted, between receipt of such notice and the time on which the Cash Payment Amount is due to be paid, to sell such number of Shares as may be necessary to satisfy such obligation, as described in Section 6(a) above.

               (iii)In  the  event  that  the  Merger  Agreement  is  terminated pursuant to Section 7.1(d) or 7.1(g) (based upon a breach not due to the willful breach of any representation or warranty or the willful breach of any covenant by the Company), any Stockholder shall be permitted to sell up to 20% of such Stockholder's Shares held as of the date hereof if reasonably necessary to provide liquidity to such Stockholder if at such time no Acquisition Proposal shall be pending or could reasonably expected to become pending prior to expiration of the Option and there shall have been no willful breach of the Merger Agreement or the Stock Option Agreement by the Company or this Agreement by such Stockholder; provided that Parent shall have a right of first refusal to purchase such Shares at the lower of $23 per share or the Market Price on the date that such Stockholder notifies Parent of his intention to sell; and provided further that, if any such Shares are sold or pledged for an amount in excess of $23 per share and the Option becomes exercisable, such Stockholder shall remit such excess over $23 per share directly to Parent if Parent ever exercises the Option; and provided further that any such New Shares shall be sold (or pledged) subject to the irrevocable proxy referred to in paragraph 2.

                 (c) Any  transfer  by  Stockholder  of its  Shares  to  Parent pursuant to the Option shall pass to and unconditionally vest in Parent good and valid title to such Stockholder's Shares and New Shares, free and clear of all claims, liens, restrictions, security interests, pledges, limitations and encumbrances whatsoever.

                 8. Acquisition   Proposals.  Stockholder   agrees   that   such
                           Stockholder (i) shall not, directly or indirectly, initiate, solicit, encourage or otherwise facilitate any inquiries or the making of any Acquisition Proposal and (ii) has terminated any discussions or negotiations with, and the provision of information or data to, any Person (other than Parent) respecting an Acquisition Proposal. Such Stockholder further agrees that he shall not, directly or indirectly, provide any confidential information or data to any Person (as defined in the Merger Agreement) relating to or in contemplation of an Acquisition Proposal or engage in any negotiations or discussions relating to or in contemplation of an Acquisition Proposal. Such Stockholder will notify Parent immediately if any inquiries, proposals or offers respecting an Acquisition Proposal are received by, any such information or data is requested from, or any such discussions or negotiations are sought to be initiated or continued with, such Stockholder indicating, in connection with such notice, the name of such Person and the material terms and conditions of any proposals or offers, and shall keep Parent apprised with respect to the status and terms thereof.

                 9. Appraisal Rights. Stockholder  agrees  not to  exercise  any rights (including, without limitation, under Article 13 of the North Carolina Business Corporation Act) to demand appraisal of any Common Stock which may arise with respect to the Merger.

                10. Affiliates Letter.  Stockholder shall execute and deliver on a timely basis an Affiliate Letter (as defined in the Merger Agreement).

               11. Relianceby Parent.  Stockholder  understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon Stockholder's execution and delivery of this Agreement.

               12. Action  in Stockholder  Capacity Only.  Stockholder  makes no agreement or understanding hereunder as a director or officer of the Company. Stockholder signs this Agreement solely in his capacity as a beneficial owner of the Shares, and nothing herein shall limit or effect any actions taken in Stockholder's capacity as an officer or director of the Company.

              13. Specific Performance.    Each    party    hereto    severally
                           acknowledges that it will be impossible to measure in money the damage to the other parties if the party hereto fails to comply with any of the obligations imposed by this Agreement, that every such obligation is material and that, in the event of any such failure, the other parties will not have an adequate remedy at law or damages. Accordingly, each party hereto severally agrees that injunctive relief or other equitable remedy, in addition to remedies at law or damages, is the appropriate remedy for any such failure and will not oppose the granting of such relief on the basis that any other party has an adequate remedy at law. Each party hereto severally agrees that it will not seek, and agrees to waive any requirement for, the securing or posting of a bond in connection with any other party's seeking or obtaining such equitable relief.

                14. Heirs, Successors  and  Assigns.  This  Agreement  shall  be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and assigns and shall not be assignable without the written consent of all other parties hereto other than any assignment in whole or in part by Parent.

                15. Entire  Agreement.  This  Agreement   supersedes  all  prior
                           agreements, written or oral, among the parties hereto with respect to the subject matter hereof and contains the entire agreement among the parties with respect to the subject matter hereof. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed by all the parties hereto. No waiver of any provisions hereof by any party shall be deemed a waiver of any other provisions hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

                16. Miscellaneous.
                        (a)Expenses. Each of the parties  hereto shall bear and
                                    pay all costs and expenses incurred by it or
                                    on  its  behalf  in   connection   with  the
                                    negotiation of this Agreement, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.
                        (b)Amendment.  This Agreement may not be amended,
                                    except by an instrument in writing signed on behalf of each of the parties.

                        (c)This    Agreement  shall be deemed a  contract  made
                                    under,   and  for  all  purposes   shall  be
                                    construed in accordance with, the internal laws of the State of New York without regard to principles of conflicts of law, except for those provisions relating to the voting and the proxy which shall be governed by North Carolina law.

                         (d)Severability. If any provision of this  Agreement or
                                    the  application  of such  provision  to any
                                    person  or   circumstances   shall  be  held
                                    invalid    by   a   court    of    competent
                                    jurisdiction, the remainder of the provision held invalid and the application of such provision to persons or circumstances, other than the party as to which it is held invalid, shall not be affected.

                          (e)Counterparts. This Agreement may be executed in one
                                    or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

                          (f)Termination.  This Agreement shall terminate upon
                                    termination of the Option.

                          (g) Headings. All Section   headings  herein  are  for
                                    convenience of reference only and are not part of this Agreement and no construction or reference shall be derived therefrom.

                         (h) Notices.All notices, requests, claims, demands, and
                                    other communications under this Agreement must be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed), or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

                              (i)      if to Parent, to

                           AT&T Corp.
                           295 North Maple Avenue
                           Basking Ridge, NJ  07920
                           Telecopy No.:  (908) 221-6618
                           Attention:  Marilyn Wasser
                        with copies to:

                           Wachtell, Lipton, Rosen & Katz
                           51 West 52nd Street
                           New York, New York  10019
                           Telecopy No.:  (212) 403-2000
                           Attention:  David M. Silk; and
                           (ii) if to the Stockholder, to such Stockholder c/o

                           Vanguard Cellular Systems, Inc.
                           2002 Pisgah Church Road
                           Greensboro, NC  27455
                           Telecopy No.:  (336) 545-2219
                           Attention:  Richard Rowlenson

                           with a copy to:

                           Latham & Watkins
                           53rd at Third Avenue, Suite 1000
                           885 Third Avenue
                           New York, NY 10022-4802
                           Telecopy No.:  (212) 751-4864
                           Attention:  Raymond Y. Lin.

                        (i)Further Assurances.  In the event of any exercise of
                                    the  Option  or  election  to take  the Cash
                                    Payment Amount, each of the Company,  Parent
                                    and  Stockholder  shall  execute and deliver
                                    all other documents and instruments and take
                                    all  other  action  that  may be  reasonably
                                    necessary   in  order  to   consummate   the
                                    transactions contemplated by such exercise.

                        (j) Stockholder shall cause  certificates for the Shares
                                    and New Shares to have typed or printed thereon a restrictive legend which shall read substantially as follows (if and to the extent true and necessary in light of legal and factual circumstances existing at such time):

                  "THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO CERTAIN PROVISIONS AS SET FORTH IN THE VOTING AGREEMENT, DATED AS OF OCTOBER 2, 1998, A COPY OF WHICH MAY BE OBTAINED FROM THE SECRETARY OF VANGUARD CELLULAR SYSTEMS, INC. AT ITS PRINCIPAL EXECUTIVE OFFICES, WHICH CONTAINS RESTRICTIONS ON THE VOTING AND TRANSFER THEREOF. "

IN  WITNESS    WHEREOF, the   parties     hereto  have executed and delivered
 this Agreement  as of  the  date  first written  above.

                                        AT&T CORP.

                                      By: /s/ Michael Berg
                                      Name: Michael Berg
                                      Title: Assistant Secretary

Confirmed and accepted as of the date first written above.

                                   Smith Richardson Foundation

                                    By: /s/ Peter L. Richardson
                                    Name: Peter L. Richardson
                                    Title: President

                                                       EXHIBIT A

                            STOCKHOLDER

  Name               Number of Shares of Common Stock    Type of Ownership

Smith Richardson Foundation         1,020,292                Beneficial

                                                                     EXHIBIT B

                                  FORM OF PROXY
                  The undersigned stockholder, for consideration received, hereby appoints [PARENT DESIGNEES] and each of them as my proxies, with full power of substitution in each of them, to cast on behalf of the undersigned all votes entitled to be cast by the holder of the shares of Class A Common Stock, par value $0.01 per share, of Vanguard Cellular Systems, Inc., a North Carolina corporation (the "Company"), owned by the undersigned  at the  Special  Meeting of  Stockholders  of the
                  Company  to  be  held  [DATE,  TIME  AND  PLACE]  and  at  any adjournment thereof (i) "FOR" approval and adoption of the Agreement and Plan of Merger, dated as of October 2, 1998, between the Company and AT&T Corp., a New York corporation ("Parent"), providing for the merger (the "Merger") of the Company with and into a wholly-owned subsidiary of Parent, and the Merger and (ii) "AGAINST" against any proposal or offer with respect to a merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving, or any purchase of any substantial portion of the assets of, or any equity securities of, or any transaction that would involve the transfer or potential transfer of control of, the Company other than the Merger and any proposed action or transaction that would prevent or intentionally delay consummation of the Merger or is otherwise inconsistent therewith. This proxy is coupled with an interest and is irrevocable until such time as the Voting Agreement, dated as of October 2, 1998, between a certain stockholder of the Company, the undersigned, and Parent terminates in accordance with its terms.

                        Dated _____________________, 1998

                                            --------------------------------
                                            (Signature of Stockholder)

Exhibit 4
                                                            EXECUTION COPY
                                                            ANNEX B

                                VOTING AGREEMENT

                  VOTING AGREEMENT (the "Agreement"), dated as of October 2, 1998, between the undersigned stockholder ("Stockholder") of Vanguard Cellular Systems, Inc., a North Carolina corporation (the "Company"), and AT&T Corp., a New York corporation ("Parent").

                  WHEREAS, concurrently with the execution and delivery of this Agreement, the Company and Parent have entered into an Agreement and Plan of Merger dated as of October 2, 1998 (the "Merger Agreement"), providing for the merger of the Company with and into a wholly-owned subsidiary of Parent (the "Merger") pursuant to the terms and conditions thereof; and

                  WHEREAS, as an inducement and a condition to Parent entering into the Merger Agreement, pursuant to which Stockholder will receive the consideration provided for in the Merger Agreement in exchange for each share of Class A Common Stock, par value $0.01 per share, of the Company (the "Common Stock") owned by him, Stockholder has agreed to enter into this Agreement;

                  NOW,  THEREFORE,   for  good  and  valuable
                  consideration, the receipt, sufficiency and adequacy of which is hereby acknowledged, the parties hereto agree as follows:

                1.Representations of Stockholder.  Stockholder  represents that such Stockholder:

                         (a) is the  beneficial  owner  of  that  number  of
                                    shares of Common Stock set forth opposite such Stockholder's name on Exhibit A (such Stockholder's "Shares");

                         (b) except  as may be denoted  in  Exhibit  A, does not
                                    beneficially own (as such term is defined in
                                    the  Securities  Exchange  Act of  1934,  as
                                    amended  (the "1934  Act")) or own of record
                                    any shares of Common  Stock  other than such
                                    Stockholder's   Shares,  but  excluding  any
                                    shares   of   Common    Stock   which   such
                                    Stockholder has the right to obtain upon the
                                    exercise of stock options outstanding on the
                                    date hereof; and
                         (c) has   the right,  power and  authority  to execute
                                    and deliver  this  Agreement  and to perform
                                    such  Stockholder's  obligations  under this
                                    Agreement,  and this Agreement has been duly
                                    executed and  delivered by such  Stockholder
                                    and  constitutes a valid and legally binding
                                    agreement of such  Stockholder,  enforceable
                                    in  accordance  with  its  terms;  and  such
                                    execution,  delivery and performance by such
                                    Stockholder  of this  Agreement will not (i)
                                    conflict with, require a consent,  waiver or
                                    approval  under, or result in a breach of or
                                    default  under,  any  of  the  terms  of any
                                    contract,  commitment  or  other  obligation
                                    (written or oral) to which such  Stockholder
                                    is a party or by which such  Stockholder  is
                                    bound;   (ii)   violate  any  order,   writ,
                                    injunction,  decree or statute,  or any rule
                                    or regulation,  applicable to Stockholder or
                                    any  of  the   properties   or   assets   of
                                    Stockholder; or (iii) result in the creation
                                    of,  or  impose  any   obligation   on  such
                                    Stockholder to create,
                                    any Lien (as defined
                                    in the Merger Agreement), charge or other encumbrance of any nature whatsoever upon the Shares, other than in favor of Parent.

          The representations and warranties contained herein shall be made as of the date hereof and as of each date from the date hereof through and including the date that the Merger is consummated or this Agreement is terminated in accordance with its terms.

                2. Agreement to Vote  Shares.  Stockholder  shall be present (in person or by proxy) at and vote his Shares and any New Shares (as defined in Section 4 hereof), and shall cause any holder of record of his Shares or New Shares to be present and vote, (a) in favor of adoption and approval of the Merger Agreement and the Merger (and each other action and transaction contemplated by the Merger Agreement or by this Agreement) and (b) against any Acquisition Proposal (as defined in the Merger Agreement) other than the Merger (or any other Acquisition Proposal of Parent) and against any proposed action or transaction that would prevent or intentionally delay consummation of the Merger (or other Acquisition Proposal of Parent) or is otherwise inconsistent therewith at every meeting of the stockholders of the Company at which any such matters are considered and at every adjournment thereof (and, if applicable, in connection with any request or solicitation of written consents of stockholders). Any such vote shall be cast, or consent shall be given, in accordance with such procedures relating thereto as shall ensure that it is duly counted for purposes of determining that a quorum is present and for purposes of recording the results of such vote or consent. Stockholder shall deliver to Parent upon request a proxy substantially in the form attached hereto as Exhibit B, which proxy shall be coupled with an interest and irrevocable to the extent permitted under North Carolina law, with the total number of such Stockholder's Shares and any New Shares correctly indicated thereon. Stockholder hereby revokes any and all previous proxies granted with respect to his Shares. Stockholder shall also use his reasonable best efforts to take, or cause to be taken, all action, and do, or cause to be done, all things necessary or advisable in order to consummate and make effective the transactions contemplated by this Agreement.

                3. No Voting Trusts. After the date hereof, Stockholder agrees that he will not, nor will he permit any entity under his control to, deposit any Shares in a voting trust or subject any Shares to any Lien (except, if any Shares were as of September 25, 1998 in margin accounts, to the extent of the collateral required by the related loan as noted on Exhibit A hereto) or agreement, arrangement or understanding with respect to the voting of such Shares other than agreements entered into with Parent.

               4. Additional  Purchases.  Stockholder  agrees that in the event
                           (a) of any stock dividend, stock split, recapitalization, reclassification, combination or exchange of shares of stock of the Company on, of or affecting the Shares of such Stockholder, (b) such Stockholder purchases or otherwise acquires beneficial ownership of any shares of Common Stock after the execution of this Agreement (including by exercise of options), or (c) such Stockholder acquires the right to vote or share in the voting of any shares of Common Stock other than the Shares (collectively, "New Shares"), such Stockholder shall deliver promptly to Parent upon request an irrevocable proxy substantially in the form attached hereto as Exhibit B with respect to such New Shares. Stockholder also agrees that any New Shares acquired or purchased by him shall be subject to the terms of this Agreement and shall constitute Shares to the same extent as if they were owned by such Stockholder on the date hereof.

                5. Option Shares.
                 (a) Subject to  the  terms  and conditions  set  forth  herein,
                           Stockholder hereby grants to Parent an irrevocable option (the "Option") to purchase, in whole or in part, such Stockholder's Shares and such Stockholder's New Shares at a purchase price equal to the Per Share Cash Amount (as defined in the Merger Agreement) per share; provided, however, that if the Per Share Cash Amount under the Merger Agreement or any amendment thereto is ever increased or if Parent shall otherwise offer to the Stockholders of the Company an increased consideration for all of their shares (the "Greater Consideration"), then the purchase price per share under the Option shall be increased to equal such new Per Share Cash Amount or Greater Consideration; and provided further that if Parent has exercised the Option within 12 months prior to such increase in the Per Share Cash Amount or Greater Consideration, then Parent shall pay to each Stockholder an amount equal to the product of the number of shares previously purchased from such Stockholder pursuant to the Option and the amount of increase between the old Per Share Cash Amount and the new Per Share Cash Amount or Greater Consideration, as applicable.

                 (b) Parent may exercise the Option, in whole or in part, at any time and from time to time, after the first to occur of (i) any event as a result of which Parent shall be entitled to receive a termination fee pursuant to
                           Section 7.2(e) of the Merger Agreement in the amount of $52.5 million pursuant to part (1) or part (2) of such Section or in the amount of $22.5 million pursuant to part (3) of such Section or (ii) the breach by any Stockholder of Section 2 of this Agreement (the first of such events to occur, a "Purchase Event"); provided, however, that except as provided in the last sentence of this Section 5(b), the Option shall terminate and be of no further force and effect upon the earliest to occur of (A) the Effective Time (as defined in the Merger Agreement),
                           (B) 12 months and one day after the occurrence of a termination of the Merger Agreement in accordance with Section 7.1 (d), (e), (f) or (g), (C) a termination of the Merger Agreement in accordance with Section 7.1(a), (b), (c) or (h) of the Merger Agreement and (D) 18 months after the Outside Date as defined in Section 7.1(e) of the Merger Agreement. Notwithstanding the termination of the Option, Parent shall be entitled to exercise the Option or receive the Cash Payment Amount if it has given written notice of its intent to exercise the Option or receive the Cash Payment Amount in accordance with the terms hereof prior to the termination of the Option and the termination of the Option shall not affect any rights hereunder which by their terms do not terminate or expire prior to or as of such termination.

                (c) In   the event that Parent  wishes to exercise the Option,
                           it shall send to such Stockholder a written notice (the date of which being herein referred to as the "Notice Date") to that effect which notice also specifies the total number of shares Parent will purchase pursuant to such exercise, and a date not earlier than three business days nor later than 15 business days from the Notice Date for the closing of such purchase (the "Option Closing Date"); provided, however, that (i) if the closing of the purchase and sale pursuant to the Option (the "Option Closing") cannot be consummated by reason of any applicable
                           judgment,    decree,   order,   law   or
                           regulation
                           (including, without limitation, the rules and regulations of the FCC), the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which such restriction on consummation has expired or been terminated and
                           (ii) without limiting the foregoing, if prior notification to or approval of any Governmental Entity (as defined in the Merger Agreement) is required in connection with such purchase or any other transaction contemplated hereby, Parent and such Stockholder shall promptly file the required notice or application for approval and shall cooperate in the expeditious filing of such notice or application, and, in the case of any prior notification or approval required in connection with such purchase, the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which, as the case may be, (A) any required notification period has expired or been terminated or (B) any required approval has been obtained, and in either event, any requisite waiting period has expired or been terminated. The place of the Option Closing shall be at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York, and the time of the Option Closing shall be 10:00 a.m. (Eastern Time) on the Option Closing Date.

                  (d) At  the Option  Closing,  Parent (or its designee)  shall pay to each Stockholder an amount equal to the product of (x) the Per Share Cash Amount or Greater Consideration, as applicable, and (y) the number of shares being purchased from such Stockholder pursuant to the exercise of the Option. Such payment shall be in immediately available funds by wire transfer to a bank account designated in writing by such Stockholder.

                 (e) At   the Option Closing,  simultaneously with the delivery
                           of the amount specified in Section 5(d), each Stockholder shall deliver to Parent (or its designee) a certificate or certificates representing its shares to be purchased at the Option Closing, which shares shall be free and clear of all Liens, claims, charges and encumbrances of any kind whatsoever, except for such encumbrances or proxies in favor of Parent arising hereunder, and a new Option evidencing the rights of the Parent (or its designee) to purchase the balance of such Stockholder's shares purchasable hereunder.

                  6. Cash Election.

                    (a) In lieu of exercising the Option, by notice,  Parent may require such Stockholder to make a cash payment to Parent in the amount (the "Cash Payment Amount") equal to the amount by which (A) the Market Price (as defined below) exceeds (B) the Per Share Cash Amount, multiplied by the sum of (i) the number of such Stockholder's Shares and (ii) the number of such Stockholder's New Shares. Upon receipt of such notice, the Stockholder shall be permitted to sell a sufficient number of Shares to pay the Cash Payment Amount, if Stockholder shall, within five business days of such notice, sell such Shares, provided that Stockholder shall use reasonable best efforts to achieve good execution and shall consult with Parent with respect to the manner of disposition. The term "Market Price" shall mean the closing price (as measured by the last completed trade) for shares of Common Stock on the date of Parent's election, or if Stockholder elects to sell Shares to pay the Cash Payment Amount and has complied with the proviso to the immediately preceding sentence, the average price per Share actually realized in such sale.

                (b) Parent may exercise its right to require such Stockholder to pay the Cash Payment Amount pursuant to this Section by surrendering for such purpose to such Stockholder, at the Company's principal office, a copy of this Agreement, accompanied by a written notice or notices stating that Parent elects to require such Stockholder to pay the Cash Payment Amount in accordance with the provisions of this Section. Within five (or, in the case of a sale of Shares under (a) above to fund the Cash Payment Amount, eight) business days after the surrender of the Option and the receipt of such notice or notices relating thereto, such Stockholder shall deliver or cause to be delivered to Parent the Cash Payment Amount by wire to the account designated by Parent in immediately available funds.

                 (c) If   Stockholder at any time after delivery of a notice of
                           election by Parent to take the Cash Payment Amount pursuant to this Section is prohibited under applicable law or regulation from selling Shares in order to deliver to Parent the Cash Payment Amount in full, and Stockholder is required to sell Shares to fund the Cash Payment Amount, then (i) such
                           Stockholder hereby undertakes to use such Stockholder's reasonable best efforts, to the extent within the control of such Stockholder, to obtain all required regulatory and legal approvals and to file any required notices, in each case as promptly as practicable in order to accomplish such sales and
                           (ii) if Stockholder is unable to effect sales within four days after the receipt of notice, such
                           Stockholder shall be permitted to pay the Cash Payment Amount to Parent in Shares valued at the Market Price.

                 7. No Encumbrances.

                   (a) Except as expressly  contemplated   by  this   Agreement,
                           Stockholder's Shares and the certificates representing such Shares are now, and at all times during the term hereof will be, held by such Stockholder, or by a nominee or custodian for the benefit of such Stockholder, free and clear of all liens, claims, security interests, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever (other than to the extent set forth on Schedule 1 to this Agreement), except for any such encumbrances or proxies arising hereunder.

                 (b) Notwithstanding the foregoing:

               (i) Stockholder shall be permitted to sell (or pledge to the Company in support of a loan) such portion of New Shares (but may not sell any New Shares to the Company or its Subsidiaries) solely to pay the exercise price of any employee stock options and tax liabilities in respect of an exercise of employee stock options; provided that Parent shall have a right of first refusal to purchase such New Shares at the lower of $23 per share or the Market Price; and provided further that, if any such New Shares are sold or pledged for an amount in excess of $23 per share and the Option becomes exercisable, such Stockholder shall remit such excess over $23 per share directly to Parent if Parent ever exercises the Option; and provided further that any such New Shares shall be sold (or pledged) subject to the irrevocable proxy referred to in paragraph 2.

               (ii) Any  Stockholder  which has received a notice of election by
                    Parent (or its designee) to receive the Cash Payment Amount shall be permitted, between receipt of such notice and the time on which the Cash Payment Amount is due to be paid, to sell such number of Shares as may be necessary to satisfy such obligation, as described in Section 6(a) above.

               (iii)In  the  event  that  the  Merger  Agreement  is  terminated pursuant to Section 7.1(d) or 7.1(g) (based upon a breach not due to the willful breach of any representation or warranty or the willful breach of any covenant by the Company), any Stockholder shall be permitted to sell up to 20% of such Stockholder's Shares held as of the date hereof if reasonably necessary to provide liquidity to such Stockholder if at such time no Acquisition Proposal shall be pending or could reasonably expected to become pending prior to expiration of the Option and there shall have been no willful breach of the Merger Agreement or the Stock Option Agreement by the Company or this Agreement by such Stockholder; provided that Parent shall have a right of first refusal to purchase such Shares at the lower of $23 per share or the Market Price on the date that such Stockholder notifies Parent of his intention to sell; and provided further that, if any such Shares are sold or pledged for an amount in excess of $23 per share and the Option becomes exercisable, such Stockholder shall remit such excess over $23 per share directly to Parent if Parent ever exercises the Option; and provided further that any such New Shares shall be sold (or pledged) subject to the irrevocable proxy referred to in paragraph 2.

                 (c) Any  transfer  by  Stockholder  of its  Shares  to  Parent pursuant to the Option shall pass to and unconditionally vest in Parent good and valid title to such Stockholder's Shares and New Shares, free and clear of all claims, liens, restrictions, security interests, pledges, limitations and encumbrances whatsoever.

                 8. Acquisition   Proposals.  Stockholder   agrees   that   such
                           Stockholder (i) shall not, directly or indirectly, initiate, solicit, encourage or otherwise facilitate any inquiries or the making of any Acquisition Proposal and (ii) has terminated any discussions or negotiations with, and the provision of information or data to, any Person (other than Parent) respecting an Acquisition Proposal. Such Stockholder further agrees that he shall not, directly or indirectly, provide any confidential information or data to any Person (as defined in the Merger Agreement) relating to or in contemplation of an Acquisition Proposal or engage in any negotiations or discussions relating to or in contemplation of an Acquisition Proposal. Such Stockholder will notify Parent immediately if any inquiries, proposals or offers respecting an Acquisition Proposal are received by, any such information or data is requested from, or any such discussions or negotiations are sought to be initiated or continued with, such Stockholder indicating, in connection with such notice, the name of such Person and the material terms and conditions of any proposals or offers, and shall keep Parent apprised with respect to the status and terms thereof.

                 9. Appraisal Rights. Stockholder  agrees  not to  exercise  any rights (including, without limitation, under Article 13 of the North Carolina Business Corporation Act) to demand appraisal of any Common Stock which may arise with respect to the Merger.

                10. Affiliates Letter.  Stockholder shall execute and deliver on a timely basis an Affiliate Letter (as defined in the Merger Agreement).

               11. Relianceby Parent.  Stockholder  understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon Stockholder's execution and delivery of this Agreement.

               12. Action  in Stockholder  Capacity Only.  Stockholder  makes no agreement or understanding hereunder as a director or officer of the Company. Stockholder signs this Agreement solely in his capacity as a beneficial owner of the Shares, and nothing herein shall limit or effect any actions taken in Stockholder's capacity as an officer or director of the Company.

              13. Specific Performance.    Each    party    hereto    severally
                           acknowledges that it will be impossible to measure in money the damage to the other parties if the party hereto fails to comply with any of the obligations imposed by this Agreement, that every such obligation is material and that, in the event of any such failure, the other parties will not have an adequate remedy at law or damages. Accordingly, each party hereto severally agrees that injunctive relief or other equitable remedy, in addition to remedies at law or damages, is the appropriate remedy for any such failure and will not oppose the granting of such relief on the basis that any other party has an adequate remedy at law. Each party hereto severally agrees that it will not seek, and agrees to waive any requirement for, the securing or posting of a bond in connection with any other party's seeking or obtaining such equitable relief.

                14. Heirs, Successors  and  Assigns.  This  Agreement  shall  be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and assigns and shall not be assignable without the written consent of all other parties hereto other than any assignment in whole or in part by Parent.

                15. Entire  Agreement.   This  Agreement  supersedes  all  prior
                           agreements, written or oral, among the parties hereto with respect to the subject matter hereof and contains the entire agreement among the parties with respect to the subject matter hereof. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed by all the parties hereto. No waiver of any provisions hereof by any party shall be deemed a waiver of any other provisions hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

                16. Miscellaneous.
                        (a)Expenses. Each of the parties  hereto shall bear and
                                    pay all costs and expenses incurred by it or
                                    on  its  behalf  in   connection   with  the
                                    negotiation of this Agreement, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.
                        (b)Amendment.  This Agreement may not be amended,
                                    except by an instrument in writing signed on behalf of each of the parties.

                        (c)This    Agreement  shall be deemed a  contract  made
                                    under,   and  for  all  purposes   shall  be
                                    construed in accordance with, the internal laws of the State of New York without regard to principles of conflicts of law, except for those provisions relating to the voting and the proxy which shall be governed by North Carolina law.

                         (d)Severability. If any provision of this  Agreement or
                                    the  application  of such  provision  to any
                                    person  or   circumstances   shall  be  held
                                    invalid    by   a   court    of    competent
                                    jurisdiction, the remainder of the provision held invalid and the application of such provision to persons or circumstances, other than the party as to which it is held invalid, shall not be affected.

                          (e)Counterparts. This Agreement may be executed in one
                                    or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

                          (f)Termination.  This Agreement shall terminate upon
                                    termination of the Option.

                          (g) Headings. All Section   headings  herein  are  for
                                    convenience of reference only and are not part of this Agreement and no construction or reference shall be derived therefrom.

                         (h) Notices.All notices, requests, claims, demands, and
                                    other communications under this Agreement must be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed), or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

                              (i)      if to Parent, to

                           AT&T Corp.
                           295 North Maple Avenue
                           Basking Ridge, NJ  07920
                           Telecopy No.:  (908) 221-6618
                           Attention:  Marilyn Wasser
                        with copies to:

                           Wachtell, Lipton, Rosen & Katz
                           51 West 52nd Street
                           New York, New York  10019
                           Telecopy No.:  (212) 403-2000
                           Attention:  David M. Silk; and
                           (ii) if to the Stockholder, to such Stockholder c/o

                           Vanguard Cellular Systems, Inc.
                           2002 Pisgah Church Road
                           Greensboro, NC  27455
                           Telecopy No.:  (336) 545-2219
                           Attention:  Richard Rowlenson

                           with a copy to:

                           Latham & Watkins
                           53rd at Third Avenue, Suite 1000
                           885 Third Avenue
                           New York, NY 10022-4802
                           Telecopy No.:  (212) 751-4864
                           Attention:  Raymond Y. Lin.

                        (i)Further Assurances.  In the event of any exercise of
                                    the  Option  or  election  to take  the Cash
                                    Payment Amount, each of the Company,  Parent
                                    and  Stockholder  shall  execute and deliver
                                    all other documents and instruments and take
                                    all  other  action  that  may be  reasonably
                                    necessary   in  order  to   consummate   the
                                    transactions contemplated by such exercise.

                        (j) Stockholder shall cause  certificates for the Shares
                                    and New Shares to have typed or printed thereon a restrictive legend which shall read substantially as follows (if and to the extent true and necessary in light of legal and factual circumstances existing at such time):

                  "THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO CERTAIN PROVISIONS AS SET FORTH IN THE VOTING AGREEMENT, DATED AS OF OCTOBER 2, 1998, A COPY OF WHICH MAY BE OBTAINED FROM THE SECRETARY OF VANGUARD CELLULAR SYSTEMS, INC. AT ITS PRINCIPAL EXECUTIVE OFFICES, WHICH CONTAINS RESTRICTIONS ON THE VOTING AND TRANSFER THEREOF. "

IN  WITNESS    WHEREOF, the   parties     hereto  have executed and delivered
 this Agreement  as of  the  date  first written  above.

                                        AT&T CORP.

                                      By: /s/ Michael Berg
                                      Name: Michael Berg
                                      Title: Assistant Secretary

Confirmed and accepted as of the date first written above.

                                    By: /s/ Stuart S. Richardson
                                    Name: Stuart S. Richardson

                                                       EXHIBIT A

                            STOCKHOLDER


  Name               Number of Shares of Common Stock    Type of Ownership

Stuart S. Richardson       50,736 (1)                          Beneficial


(1) Does not include(1) the Grace Jones Richardson Testamentary Trust; Stuart S. Richardson & Peter L. Richardson, Trustees and (2) the H. Smith Richardson Family Trust; Peter L. Richardson,
      Stuart S. Richardson, E. William Stetson, III and Winburne W. King, III , Trustees.

                                                                     EXHIBIT B

                                  FORM OF PROXY
                  The undersigned stockholder, for consideration received, hereby appoints [PARENT DESIGNEES] and each of them as my proxies, with full power of substitution in each of them, to cast on behalf of the undersigned all votes entitled to be cast by the holder of the shares of Class A Common Stock, par value $0.01 per share, of Vanguard Cellular Systems, Inc., a North Carolina corporation (the "Company"), owned by the undersigned  at the  Special  Meeting of  Stockholders  of the
                  Company  to  be  held  [DATE,  TIME  AND  PLACE]  and  at  any adjournment thereof (i) "FOR" approval and adoption of the Agreement and Plan of Merger, dated as of October 2, 1998, between the Company and AT&T Corp., a New York corporation ("Parent"), providing for the merger (the "Merger") of the Company with and into a wholly-owned subsidiary of Parent, and the Merger and (ii) "AGAINST" against any proposal or offer with respect to a merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving, or any purchase of any substantial portion of the assets of, or any equity securities of, or any transaction that would involve the transfer or potential transfer of control of, the Company other than the Merger and any proposed action or transaction that would prevent or intentionally delay consummation of the Merger or is otherwise inconsistent therewith. This proxy is coupled with an interest and is irrevocable until such time as the Voting Agreement, dated as of October 2, 1998, between a certain stockholder of the Company, the undersigned, and Parent terminates in accordance with its terms.

                        Dated _____________________, 1998

                                            --------------------------------
                                            (Signature of Stockholder)